EXHIBIT 20.1


                  CyberOptics Acquires HAMA Laboratories, Inc.

MINNEAPOLIS--(BUSINESS WIRE)--May 5, 1999--CyberOptics Corporation (Nasdaq National Market: CYBE) today announced that it has acquired the assets of HAMA Laboratories, Inc. (HAMA), the leading designer and manufacturer of laser wafer-mapping and aligning sensors that are incorporated into robotic equipment that handle silicon wafers during the semiconductor wafer fabrication process.

Founded in 1992 and based in Palo Alto, California, HAMA has become the leader in wafer-mapping and aligning sensors within a short period of time, the Company believes, due to the superiority of its laser technology. HAMA currently supplies wafer-mapping sensors to virtually every major OEM of robotic wafer handling equipment.

By supplanting conventional technology and rapidly gaining market share, HAMA has been recording strong sales and earnings growth despite recent weakness in the semiconductor market. HAMA posted 1998 sales of $2.2 million and was strongly profitable. Between 1996 and 1998, sales have grown at approximately 25% per year, and the company is on track toward attaining that growth rate in 1999.

HAMA wafer-mapping sensors inspect for the presence or absence of silicon wafers in slotted cassettes that store the wafers during transport to the various fabrication work stations. HAMA sensors also determine if each high-value silicon wafer is properly aligned in its slot to ensure that it will not be damaged by the insertion of the next wafer. Alignment sensors are used for determining the center and orientation of the wafer during processing and inspection.

HAMA laser sensors can be deployed at 100 or more sites in a wafer fabrication plant. In addition, HAMA's growth is expected to benefit from the industry-wide capital equipment changeover that will be necessitated by the conversion from the current 200mm wafer-diameter standard to the new standard of 300mm. Transport cassettes designed for 300mm wafers cannot utilize conventional wafer-mapping techniques, whereas HAMA sensors are ideally suited for this new equipment.

Steven K. Case, chairman, said: "The HAMA acquisition, coupled with our new, internally-developed WaferGage(TM) system, which measures the thickness of silicon wafers during the fabrication process, signals our intention to diversify into a market that is larger and faster growing than our core SMT electronics market. HAMA was particularly attractive since it provides CyberOptics with a strong position among virtually every major manufacturer of robotic equipment involved with the handling of silicon wafers during the semiconductor fabrication process. Since HAMA and CyberOptics possess complementary optical technologies, we believe significant synergies can be developed as the combined organization pursues new applications. CyberOptics has a history of developing multiple sales opportunities within a customer base, and the HAMA acquisition introduces us to a new group of OEM customers that we can potentially serve with additional products."

The Company purchased the assets of HAMA for approximately $6.75 million, plus additional consideration contingent on the business meeting certain performance criteria. In the second


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quarter of 1999, the Company will incur a relatively small one-time acquisition charge. Excluding this one-time charge, HAMA is expected to have a neutral to moderately accretive impact on the Company's consolidated earnings for all of 1999, assuming the continuation of current conditions in the semiconductor market. HAMA is forecast to make a contribution to the Company's profitability in 2000. HAMA will be managed within the Company's Industrial Measurement business unit.

CyberOptics Corporation is a technology leader in optical process control sensors and inspection systems that improve the yields of production lines that assemble SMT printed circuit boards. CyberOptics is also developing a growing presence in the semiconductor wafer fabrication industry.

Statements regarding the Company's anticipated performance in 1999 and 2000 are forward- looking and therefore involve risks and uncertainties, including but not limited to: risks related to the current scrutiny by regulatory bodies of accounting treatment of acquired in-process R&D, market conditions in the global electronics industry, competitive technologies, and other factors set forth in the Company's filings with the Securities and Exchange Commission.

CONTACT: CyberOptics, Minneapolis
Scott Larson, Controller
612-542-5000


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